ENERGY TRANSFER PARTNERS, L.P.

8111 Westchester Drive, Suite 600

Dallas, Texas 75225

Phone: (214) 981-0700

June 28, 2016

Via EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mara L. Ransom
Assistant Director
Office of Consumer Products

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-3 (File No. 333-211253) (the “Registration Statement”) of Energy Transfer Partners, L.P., a Delaware limited partnership (the “Registrant”)

Ladies and Gentlemen:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, the Registrant hereby requests that the effectiveness of the above captioned Registration Statement be accelerated so that the Registration Statement will become effective on Thursday, June 30, 2016 at 4:30 p.m., New York time, or as soon thereafter as practicable. As requested by the staff of the Securities and Exchange Commission (the “Commission”), the Registrant hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Commission have any questions or comments, please contact the undersigned.

(Signature Page Follows)

Very truly yours,

ENERGY TRANSFER PARTNERS, L.P.

By:	Energy Transfer Partners GP, L.P., its general partner

By:	Energy Transfer Partners, L.L.C., its general partner

By:	/s/ Thomas E. Long
Name:	Thomas E. Long
Title:	Chief Financial Officer
Phone:	(214) 840-5400

cc:	Daniel Porco, Securities and Exchange Commission

David P. Oelman, Vinson & Elkins L.L.P.